UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-13175

VALERO SAVINGS PLAN

VALERO ENERGY CORPORATION

One Valero Way

San Antonio, Texas 78249

VALERO SAVINGS PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of Valero Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas

June 23, 2006

VALERO SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets:
Investments:
Common stock	$65,474,560	$32,448,980
Common/collective trusts	11,767,967	11,168,137
Mutual funds	11,393,165	11,026,940
Participant loans	5,563,089	3,480,207
Money market security	21,974	22,425

Total investments	94,220,755	58,146,689

Receivables:
Employer contributions, net of forfeitures of $1,677,000 and $2,200,000, respectively	1,908,220	1,617,630
Employee contributions	93,634	83,843
Loan repayment receivable	701	56,614
Interest	3,192	287
Due from brokers for securities sold	328	22,398

Total receivables	2,006,075	1,780,772

Cash	161,985	7,892

Net assets available for benefits	$96,388,815	$59,935,353

See Notes to Financial Statements.

VALERO SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
Investment income:
Interest income	$234,217	$151,619
Dividend income	979,995	872,165
Net appreciation in fair value of investments	40,706,286	17,205,828

Total investment income	41,920,498	18,229,612

Contributions:
Employee	2,613,082	2,521,707
Employer, net of forfeitures	2,975,542	2,552,570

Total contributions	5,588,624	5,074,277

Asset transfers in from Valero Energy Corporation Thrift Plan	9,191	72,436

	47,518,313	23,376,325

Deductions from net assets:
Withdrawals by participants	(10,911,455)	(5,481,152)
Asset transfers out to Valero Energy Corporation Thrift Plan	(153,396)	(45,313)

Total deductions	(11,064,851)	(5,526,465)

Net increase in net assets available for benefits	36,453,462	17,849,860

Net assets available for benefits:
Beginning of year	59,935,353	42,085,493

End of year	$96,388,815	$59,935,353

See Notes to Financial Statements.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2005, Valero owned and operated 18 refineries in the United States, Canada and Aruba with a combined total throughput capacity, including processed crude oil, intermediates and other feedstocks, of approximately 3.3 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,000 retail and wholesale branded outlets in the United States, Canada and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar® and Beacon®.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Valero Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Valero. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the plan sponsor. An administrative committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Merrill Lynch Trust Company, FSB (Merrill Lynch) is the trustee under the Plan and has custody of the securities and investments of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Plan.

Asset Transfers

From time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.

Participation

Participation in the Plan is voluntary and is open to Valero retail employees who have completed one year of service. Employees are eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service.

Contributions

Participants can contribute up to 30% of their compensation, as defined in the plan document. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6% of compensation. In addition, any employee may make rollover contributions to the Plan. For the years ended December 31, 2005 and 2004, rollover contributions totaled $172,063 and $160,457, respectively, and are included in

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

employee contributions in the statements of changes in net assets available for benefits. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan.

Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2005 and 2004, the Administrative Committee approved profit-sharing contributions totaling $3,543,838 and $3,746,517, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2005 and 2004 were received by the Plan in March 2006 and February 2005, respectively.

The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $4,000 and $3,000 for the years ended December 31, 2005 and 2004, respectively.

Forfeitures

In the event a participant terminates before becoming 100% vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and he subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account.

Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. For the years ended December 31, 2005 and 2004, employer contributions were reduced by $2,248,228 and $2,231,983, respectively, related to forfeited non-vested accounts.

Participant Accounts

Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting

Participants are vested 100% in their employee account at all times. Participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Participants vest in 100% of profit-sharing contributions if and when years of vesting service equal or exceed five years. However, a participant will be vested in 100% of his account balance upon

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

his death, disability, or attainment of normal retirement age, as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.

In October 2005, Valero sold its corporate kitchen facilities located in Houston, Texas. As a result of this sale, certain employees at the corporate kitchen facilities were terminated and became 100% vested in their account balances effective October 31, 2005.

Investment Options

Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Energy Corporation Common Stock Fund, common/collective trusts, mutual funds, and Multi-Cap Core Fund investments. Investments in the Multi-Cap Core Fund are comprised of investments in Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock, which may be transferred by participants to any other investment option offered.

Withdrawals and Distributions

A participant’s vested account balance will be distributed after the later of reaching normal retirement age (generally age 65) or termination from employment, unless the participant elects an earlier distribution of his vested account balance at the earlier of termination from employment or age 59 1/2. Distributions can be made in the form of a single lump-sum cash payment or monthly installments not to exceed five years. The participant can also elect that those funds in the Valero Common Stock Fund be distributed in the form of Valero common stock as:

•	A single payment; or

•	For distributions elected through June 30, 2002, annual installments over a period not to exceed the greater of his life expectancy or ten years; or

•	For distributions effective on or after July 1, 2002, annual installments over a period not to exceed five years.

If a participant’s vested account balance is $1,000 or less, it will be distributed as soon as practicable after the earlier of the participant’s termination from employment or April 1 of the calendar year after the calendar year in which the participant attains age 70 1/2. Prior to March 28, 2005, the $1,000 threshold was $5,000.

In the event of hardship, participants may withdraw a portion of their vested account balance, subject to Administrative Committee approval. Hardship distributions may not be made more often than once in any six-month period.

Upon completion of five years of participation in the Plan, a participant can elect to withdraw any amount credited to his after-tax contribution account, matching contributions account and profit-sharing contributions account. Additionally, the participant is eligible to elect another withdrawal upon the completion of 36 months from the date of a previous withdrawal.

In November 2005, the Administrative Committee authorized the inclusion of the Katrina Emergency Tax Relief Act of 2005 (KETRA) provisions in the Plan. In September 2005, the U.S. Congress passed the KETRA which, among other provisions, created a new hurricane distribution option for eligible retirement plans. KETRA allows for penalty-free distributions of up to $100,000 from thrift and savings

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

plans to qualified individuals who lived in the Hurricane Katrina disaster area on August 25, 2005 and sustained economic loss due to the hurricane.

In February 2006, the Administrative Committee authorized the inclusion of the Gulf Opportunity Zone Act of 2005 (GO Zone Act) provisions in the Plan. In December 2005, the U.S. Congress passed the GO Zone Act which extends certain KETRA provisions to individuals who suffered economic loss due to Hurricane Rita or Wilma and whose principal residence is located in the Hurricane Rita or Wilma disaster area.

Participant Loans

Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.

The participant may elect a repayment term of up to five years for general-purpose loans or up to 15 years for the purchase of a primary residence. The loan is secured by a lien on the participant’s vested account balance and bears interest at a reasonable rate as determined by the Administrative Committee, presently at prime plus 1%. As of December 31, 2005, interest rates on outstanding participant loans ranged from 5.0% to 11.5% and maturity dates ranged from January 2006 to July 2020. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding at any time.

Plan Expenses

Valero pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan. During the years ended December 31, 2005 and 2004, Valero paid administrative expenses of $61,302 and $108,692, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Valuation of Investments

The Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Money market securities and participant loans are valued at cost, which approximates fair value.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Withdrawals by Participants

Withdrawals by participants are recorded when paid.

Risks and Uncertainties

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Valero Energy Corporation common stock	$65,474,560	$32,448,980
Merrill Lynch Retirement Preservation Trust	10,461,723	9,806,701
Participant loans	5,563,089	3,480,207
The Oakmark Equity and Income Fund *	4,724,947	4,798,266

*	As of December 31, 2005, this investment is less than 5% of the Plan’s net assets but is shown in the above table for comparative purposes only.

The Plan’s investment in shares of Valero common stock represents 69.5% and 55.8% of total investments as of December 31, 2005 and 2004, respectively.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2005	2004
Common stock	$40,194,911	$16,211,512
Common/collective trusts	59,090	132,011
Mutual funds	452,285	862,305

Net appreciation in fair value of investments	$40,706,286	$17,205,828

For the years ended December 31, 2005 and 2004, dividend income included $258,606 and $209,088, respectively, of dividends paid on Valero common stock.

4. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Merrill Lynch, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for investment in Valero’s common stock. Valero is the Plan sponsor and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

5. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer accounts.

6. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$96,388,815	$59,935,353
Amounts allocated to withdrawing participants	(161,985)	(7,513)

Net assets available for benefits per the Form 5500	$96,226,830	$59,927,840

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2005	2004
Withdrawals by participants per the financial statements	$10,911,455	$5,481,152
Add: Amounts allocated to withdrawing participants as of end of year	161,985	7,513
Less: Amounts allocated to withdrawing participants as of beginning of year	(7,513)	(13,890)

Benefits paid to participants per the Form 5500	$11,065,927	$5,474,775

VALERO SAVINGS PLAN

EIN: 13-3663331

Plan No. 008

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2005

Identity of Issue/Description of Investment	Current Value
Common stock:
* Valero Energy Corporation	$65,474,560

Common/collective trusts:
* Merrill Lynch Retirement Preservation Trust	10,461,723
* Merrill Lynch Equity Index Trust	1,306,244

11,767,967

Mutual funds:
The Oakmark Equity and Income Fund	4,724,947
Vanguard PRIMECAP Fund	2,163,470
* Merrill Lynch Basic Value Fund, Inc.	1,968,586
American Century Ultra Fund	724,130
* Merrill Lynch Bond Fund, Inc. – Intermediate Term Portfolio	685,452
American Funds EuroPacific Growth Fund	297,510
Templeton Foreign Fund	292,373
* Merrill Lynch Global Allocation Fund, Inc.	198,535
Fidelity Magellan Fund	105,819
MFS Massachusetts Investors Growth Stock Fund	96,254
AIM Income Fund	78,071
Ariel Fund	58,018

11,393,165

* Participant loans (interest rates range from 5.0% to 11.5%; maturity dates range from January 2006 to July 2020)	5,563,089

Money market security:
* Merrill Lynch Retirement Reserves	21,974

Total	$94,220,755

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO SAVINGS PLAN

By:	/s/ Gregory C. King
Gregory C. King
Chairman of the Administrative Committee
President, Valero Energy Corporation

Date: June 27, 2006